EXHIBIT 10.B
EMPLOYMENT AGREEMENT
THIS EMPLOYMENT AGREEMENT (“Agreement”) is made the 15th day of May, 2007 (the “Effective Date”) by and between Paul B. Dykstra (“Dykstra”) and Viad Corp, a Delaware corporation (“Viad”).
1.	Employment.

Viad hereby agrees to and does hereby employ Dykstra as President and Chief Executive Officer, and Dykstra hereby agrees to accept employment with Viad as President and Chief Executive Officer, for the Employment Period (“Employment Period”) set forth in Paragraph 2 below upon the terms and conditions set forth in this Agreement. Dykstra agrees to serve as a member of Viad’s Board of Directors during the Employment Period, and agrees to resign from Viad’s Board of Directors upon the termination of his employment hereunder.

2.	Employment Period.

The Employment Period shall commence on the Effective Date of this Agreement and, subject to the provisions of Paragraphs 5 and 6 below, shall continue for a period of two (2) years. The Employment Period shall thereafter be extended, subject to the provisions of Paragraphs 5 and 6 below, for an additional period of one (1) year commencing on the first anniversary of the Effective Date and on each succeeding anniversary of the Effective Date thereafter, unless the Human Resources Committee of the Viad Corp Board of Directors provides written notice at least six (6) months prior to any such anniversary date of its intent not to extend the Employment Period. Any such notice of intent not to extend the Employment Period shall constitute a termination by Viad Not for Cause under Paragraph 5(a), below. It is understood that Dykstra’s employment may be terminated earlier by either party subject to the rights and obligations of the parties as set forth herein.

3.	Performance.

Throughout the Employment Period and excluding any periods of vacation and sick leave to which Dykstra is entitled, Dykstra shall devote such attention and time as is necessary and appropriate to fulfill his duties as Chief Executive Officer and, to the extent necessary to discharge the responsibilities assigned to Dykstra under this Agreement, use his reasonable best efforts to carry out such responsibilities faithfully and efficiently. It shall not be considered a violation of the foregoing for Dykstra to (A) serve on corporate, civic or charitable boards or committees, provided that he provides advance notice of his intention to do so to the Corporate Governance and Nominating Committee of the Viad Corp Board of Directors and that the Committee has no objection, (B) deliver lectures, fulfill speaking engagements or teach at educational institutions and, (C) manage personal investments, so long as such activities do not significantly interfere with the performance of Dykstra’s responsibilities as an employee of Viad Corp in accordance with this Agreement.

4.	Compensation and Benefits.
(a)	For all services to be rendered by Dykstra in any capacity during the Employment Period, Dykstra shall be paid as annual compensation an initial base salary of $600,000. Dykstra’s base salary shall be reviewed at least annually by the Human Resources Committee of the Viad Corp Board of Directors, which may in its sole discretion recommend an increase to the base salary, subject to approval by the Viad Corp Board of Directors.

(b)	In addition to his base salary, Dykstra shall also be eligible during the Employment Period to participate in the Viad Corp Management Incentive Plan, as amended from time to time (or any successor plan) (“MIP”). The annual MIP bonus target shall be established by the Board of Directors for each calendar year during the term of this Agreement. Any bonus payments shall be paid in accordance with the terms of the MIP.

(c)	During the Employment Period, Dykstra shall be eligible to participate in all long- term incentive programs covered under the Viad Corp 2007 Omnibus Incentive Plan, as amended from time to time (or any successor plan), including, but not limited to, any programs providing for awards of stock options, restricted stock, performance-based restricted stock, and performance units, as such programs may be amended from time to time.
(d)	Dykstra shall be eligible to participate in all applicable employee health and welfare benefit plans, on such terms and conditions as may be in effect and/or amended from time to time. In addition, Dykstra shall be eligible to participate in the Senior Executive Medical Plan. He shall also be eligible for post-retirement medical coverage under Viad’s post-retirement medical plan as amended from time to time, regardless of his age at time of retirement or termination (except in the case of a “For Cause Termination”); however, benefits would not commence until age 55.

(e)	Dykstra shall be eligible for all such retirement benefits as are provided pursuant to “Schedule B” of the Viad Corp Supplemental Executive Retirement Plan, as amended from time to time, and for all other retirement benefits of whatever kind or nature provided by Viad from time to time to “Schedule B” participants.

(f)	During the Employment Period, Dykstra shall be entitled to company-paid tax and financial counseling services, payment of health club, luncheon club, airline club, and country club dues, the use of a cell phone, the use of an automobile plus related expenses, reserved parking, a home security system, an annual executive physical examination, and such other perquisites as may be deemed reasonable and appropriate for an executive in his position, all in accordance with the terms and conditions of applicable Viad policies as amended from time to time. Notwithstanding the foregoing, Viad shall have the right to make an annual cash payment to Dykstra in lieu of such benefits, provided that similar payments in lieu of benefits are being made to other Viad executive officers. Dykstra also shall be entitled to travel first class on commercial airlines for business-related travel.

(g)	During the Employment Period, Dykstra shall be entitled to receive prompt reimbursement for all reasonable expenses incurred in carrying out his duties under this Agreement, provided that he complies with Viad’s policies, practices and procedures for submission of expense reports, receipts, or similar documentation of such expenses.

(h)	During the Employment Period, Dykstra shall be entitled to paid vacation of five (5) weeks per year.
5.	Termination with Severance Allowance.
(a)	Termination by Viad Corp Not for Cause. In the event of the termination of Dykstra’s employment by Viad during the Employment Period for any reason other than for Cause (as defined in paragraph 6(a)), or as a result of Dykstra’s death, disability, or retirement, Viad shall:
(i)	Pay Dykstra a severance allowance in an amount equal to the sum of (x) two times his then-current base salary, plus (y) a pro-rata portion of his then-current target bonus, to be paid in a lump sum on the fifth (5th) business day next following the occurrence of both: (1) the expiration of all applicable legally required waiting periods for valid waivers of employment-related claims under the Release contemplated by Paragraph 5(c) (including any waiting period required for an employee’s option to revoke such Release) (“Waiting Periods”) and (2) the termination of his employment. For purposes of this Agreement, “termination of employment” shall have the same meaning as “separation from service”;

(ii)	Continue the benefits described in Paragraph 4(d) at the same cost to Dykstra for a period of two years. During the two-year period, Dykstra shall not be eligible for post-retirement medical coverage, but shall remain eligible for any applicable post-retirement medical benefits that are made generally available to Viad employees following the two-year period; however, Dykstra may not begin receiving benefits under the post-retirement medical plan until he reaches age 55;

(iii)	Prorate the vesting of any unvested stock options, restricted stock awards, or other equity incentives other than performance-based awards, including, but not limited to, performance unit incentive plan (PUP) awards or performance-based restricted stock awards (it being expressly understood that this

Paragraph 5(a)(iii) shall be deemed to amend any contrary provisions of any stock option agreement or restricted stock agreement held by Dykstra on or after the Effective Date);

(iv)	Make a pro-rata payment (within thirty (30) days after achievement has been determined based on Viad’s standard practice) of any outstanding performance-based awards, including, but not limited to, PUP and/or performance-based restricted stock awards (based on achievement of the defined targets for such awards) (it being expressly understood that this Paragraph 5(a)(iv) shall be deemed to amend any contrary provisions of any PUP or performance-based restricted stock agreement held by Dykstra on or after the Effective Date); and

(v)	Pay for the cost of outplacement services for Dykstra for a period of no more than two (2) years, or Dykstra’s placement with a new employer, if earlier, up to a maximum of $50,000, not to exceed $25,000 per calendar year.
Subject to Paragraph 5(d) said severance allowance shall be in lieu of any and all other severance that might be payable to Dykstra under any Viad severance policies. If Viad discovers after the termination of Dykstra’s employment that there existed grounds to terminate his employment for Cause, then Viad shall be relieved of any obligation to provide any further severance allowance or benefits, and Dykstra shall be required to return any severance allowance already paid to him.
(b)	Termination by Dykstra for Good Reason. In the event that Dykstra terminates his employment for “Good Reason” as defined herein, Viad shall provide the same payments and benefits described in Paragraph 5(a), which shall be in lieu of any and all other severance that might be payable to Dykstra under any Viad severance policies. Dykstra shall notify Viad of the existence of one or more of the Good Reason conditions set forth below within ninety (90) days of such condition’s initial occurrence and thereupon Viad shall have thirty (30) days to remedy such condition or conditions. If Viad remedies such condition or conditions it shall not be required to pay such amounts as described under this paragraph 5(b). If such condition is not remedied in a timely manner, Dykstra shall separate from service within ten days after the expiration of the thirty day remedy period set forth above. Payment by Viad pursuant to this paragraph 5(b) of the amount described in Paragraph 5(a)(i) shall be made in a lump sum on the fifth (5th) business day next following the occurrence of both: (1) the expiration of all applicable legally required Waiting Periods as defined in paragraph 5(a) and (2) the termination of his employment.
Dykstra shall have “Good Reason” to terminate his employment if without Dykstra’s consent and as a result of Viad’s actions:
(i)	There is a material reduction or change in his authority, duties, or responsibilities;

(ii)	There is a material reduction in his base salary, unless, pursuant to direction by the Viad Corp Board of Directors, any such reduction is made in concert with and in an amount not greater than the percentage adjustment mandated as an “across the board” reduction in base salary for all Viad and operating company officers subject to the reporting requirements of Section 16 of the Securities Exchange Act of 1934;

(iii)	There is a material change in Dykstra’s reporting requirements whereby Dykstra is required to report to an employee other than reporting directly to Viad Corp’s Board of Directors;

(iv)	Dykstra is required to relocate to a location that would cause his commute to increase by more than 50 miles;

(v)	Viad commits a material breach of this Agreement; or

(vi)	A successor to Viad fails to assume Viad’s obligations to Dykstra under this Agreement.
(c)	Release, Waiver and Covenant Not To Sue. In order to obtain the severance allowance provided for in this Agreement, Dykstra must execute a complete release of all claims, waiver of rights and covenant not to sue in form and substance satisfactory to Viad in its reasonable discretion (the “Release”). Viad shall have no obligation to pay any severance allowance unless Dykstra shall have signed such Release within the then applicable legally required time period for valid waivers of employment-related claims. Viad shall present Dykstra with such form of Release at least three (3) days before the date of Dykstra’s separation from service.
(d)	Change of Control. In the event that Dykstra’s employment terminates in connection with a “Change of Control” as defined in the Viad Corp Executive Severance Plan (Tier I), Dykstra’s rights to severance payments and benefits, if any, shall be exclusively as established in the Viad Corp Executive Severance Plan (Tier I). Those payments and benefits shall be provided in lieu of the payments and benefits set forth in this Section 5.
6.	Termination without Severance Allowance.
(a)	Termination by Viad for Cause. Viad may terminate Dykstra’s employment for Cause at any time without incurring any further obligation of any kind under this Agreement. For the purpose of this Agreement, termination of Dykstra’s employment shall be for “Cause” only if the termination results from:
(i)	Dykstra’s material breach of this Agreement;

(ii)	Dykstra’s willful and continued failure to perform the required duties of his position, if Dykstra shall have failed to remedy such alleged failure within thirty (30) days after Dykstra’s receipt of written notice from the Viad Corp Board of Directors;

(iii)	Dykstra’s breach of his fiduciary duty to Viad;

(iv)	Dykstra’s material breach of the Viad Corp Code of Ethics, Always Honest policy, or other code of conduct in effect from time to time, provided that any fraudulent or dishonest act shall be considered material regardless of size;

(v)	Dykstra’s willful or gross misconduct; or

(vi)	Dykstra’s conviction or guilty plea to a felony or to a misdemeanor involving an act or acts of fraud, theft or embezzlement.
(b)	Termination by Dykstra Without Good Reason. Dykstra shall have the right to terminate his employment in his sole discretion by providing six (6) months’ notice of his intent to resign. Dykstra shall in that event receive no severance allowance or compensation, other than normal compensation up to the termination date and a pro-rata portion of any earned management incentive plan bonus through such date.

(c)	Death. In the event of Dykstra’s death during the Employment Period, Viad shall have no obligations under this Agreement to provide any severance allowance, but without prejudice to any benefits or rights otherwise due in respect of Dykstra’s death, including, but not limited to, life insurance and benefits or rights pursuant to compensation plans and related agreements.

(d)	Retirement. In the event of Dykstra’s voluntary “normal retirement” or “early retirement” during the Employment Period pursuant to the terms of the Viad Corp Retirement Income Plan (now entitled the MoneyGram Pension Plan), Viad shall have no further obligations under this Agreement, whether to provide severance allowance or otherwise, except as follows:
(i)	Dykstra will then be provided with office space and secretarial support, at Viad’s expense, for a period of five (5) years;

(ii)	Dykstra shall be eligible for any benefits or rights otherwise due in respect of Dykstra’s retirement, including, but not limited to, post-retirement medical coverage and benefits or rights pursuant to compensation plans and related agreements; and

(iii)	Dykstra will be entitled to a pro-rata portion of any earned management incentive plan bonus calculated through the retirement date.
(e)	Disability.
(i)	In the event of Dykstra’s disability during the Employment Period, Dykstra’s employment shall be terminated and Viad shall have no further obligations under this Agreement to provide any severance allowance, except that Dykstra shall be eligible for any benefits or rights otherwise due in respect of Dykstra’s disability including, but not limited to, benefits or rights pursuant to compensation plans and related agreements.

(ii)	The term “disability” as used in this Agreement shall mean an illness or impairment occurring during the Employment Period which prevents Dykstra from performing the essential functions of his job under this Agreement, with reasonable accommodations (as defined by federal and Arizona disability laws), for a period of six consecutive months. The period of employment shall be deemed to have ended as of the close of business on the last day of such six-month period but without prejudice to any payments due Dykstra from any disability policy or disability insurance.
7.	Confidentiality, Noncompetition and Nondisparagement.
(a)	Dykstra shall hold in a fiduciary capacity for the benefit of Viad all proprietary or confidential information, knowledge or data relating to Viad or any of its businesses that Dykstra obtains during his employment that is not public knowledge (other than as a result of his violation of this Paragraph 7(a) (“Confidential Information”). Dykstra shall not, during his employment or at any time thereafter, communicate, divulge or disseminate any Confidential Information for any reason or purpose whatsoever, except with the prior written consent of Viad or as otherwise required by law or legal process, nor shall he make any use of such Confidential Information for his own purposes.

(b)	During the Noncompetition Period (as defined below), Dykstra shall not, without the prior written consent of the Viad Corp Board of Directors, engage in or become associated with any Competitive Activity (as defined below). For purposes of this Paragraph 7(b):
(i)	the “Noncompetition Period” means two (2) years from the effective date that Dykstra‘s employment with Viad terminates.

(ii)	a “Competitive Activity” means (1) accepting employment with, consulting for, or otherwise assisting any competitor of Viad, its subsidiaries or affiliates; (2) inducing any employee of Viad, its subsidiaries or affiliates to terminate his or her employment; (3) soliciting, diverting or attempting to take away any of Viad’s or its subsidiaries’ or affiliates’ customers or business on behalf of a competitor or himself; or (4) otherwise interfering in a similar manner with the business of Viad, its subsidiaries or affiliates.
(c)	In addition, the Patent and Trade Secret, Use of Company Owned and Issued Computer Systems, and Always Honest Agreements between Viad and Dykstra shall remain in full force and effect according to their terms. The agreements and obligations of Dykstra pursuant to this Paragraph 7 shall be in addition to and not in substitution for his agreements and obligations pursuant to the Patent and Trade Secret, Use of Company Owned and Issued Computer Systems, and Always Honest Agreements.

(d)	Dykstra agrees that he will not disparage Viad, its subsidiaries, affiliates, directors, officers, employees or agents. Viad agrees that it will not disparage Dykstra.

8.	Post-Employment Obligations.

At all times after the termination of his employment, at the request of Viad:
(a)	Dykstra shall provide reasonable and necessary assistance to assure an orderly transition of duties to his successor, including but not limited to the introduction of his successor to key Viad customer accounts; and

(b)	Dykstra shall cooperate with Viad with respect to any claims or lawsuits by or against Viad as to which Dykstra has knowledge of the facts involved in such claims or lawsuits. Dykstra shall make himself available to Viad for this purpose upon reasonable notice but without the need of subpoena, and shall be entitled to reasonable compensation for his time and expenses in rendering such cooperation. Further, Dykstra shall decline to voluntarily aid, assist or cooperate with any party who has claims or lawsuits against Viad, or with their attorneys or agents. Viad and Dykstra both acknowledge, however, that nothing in this paragraph shall prevent Dykstra from honestly testifying at an administrative hearing, arbitration, deposition or in court in response to a lawful and properly served subpoena in a proceeding involving Viad and that the intention and expectation of both parties is that Dykstra would testify honestly in any such proceedings.
9.	Arbitration.

The parties agree that they shall submit any dispute regarding the performance or breach of any of the provisions of this Agreement, or any other dispute relating to Dykstra’s employment with Viad and/or the termination thereof, to binding arbitration under the then-applicable rules of the American Arbitration Association. As the sole exception to the scope of this Paragraph 9, the parties agree that any claims arising from an alleged breach of Paragraph 7 need not be submitted to arbitration, and that instead Viad shall be entitled to seek injunctive and other relief from a Court of competent jurisdiction.

If Dykstra is required to institute arbitration proceedings because of Viad’s alleged breach of this Agreement and prevails on at least one material issue in dispute, Viad shall pay his reasonable attorneys’ fees and associated costs, up to a maximum of $100,000 to be paid by Viad within thirty (30) days of Dykstra’s submission of a request for payment accompanied by supporting documentation.

10.	Successor in Interest.

This Agreement and the rights and obligations hereunder shall be binding upon and inure to the benefit of the parties hereto and their respective legal representatives, and shall also bind and inure to the benefit of any successor of Viad by merger or consolidation or any purchaser or assignee of all or substantially all of its assets. Except to any such successor, purchaser, or assignee of Viad, neither this Agreement nor any rights or benefits hereunder may be assigned by either party hereto.

11.	Construction.

Whenever possible, each provision of this Agreement shall be interpreted in such a manner as to be effective and valid under applicable law. If any provision of this Agreement shall be prohibited by or is found to be invalid under applicable law, then such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement. It is the express intent of the parties that in that event, this Agreement shall be revised and enforced to the maximum extent permitted under applicable law.

12.	Governing Laws.

This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Arizona.

13.	Notices.

Any notice required or permitted to be given under this Agreement shall be sufficient if in writing sent by Certified Mail, Return Receipt Requested:

If to Dykstra:	Viad Corp
1850 N. Central Avenue, Suite 800
Phoenix, AZ 85004-4545
with a copy to Dykstra’s then-current home address, as reflected in Viad’s human resources files.

If to Viad Corp:	Viad Corp
1850 N. Central Avenue, Suite 800
Phoenix, AZ 85004-4545
Attention: Chairman of the Human Resources Committee
with a copy to Vice President, Human Resources and Administration.

14.	Terms of this Agreement Prevail Over Inconsistent Terms of Any Other Agreement or Document; Amendment of Agreement.

It is possible that Dykstra has during his employment with Viad executed a number of agreements or become a participant in various plans or programs which contain terms inconsistent with the terms of this Agreement, particularly with respect to, but not limited to, the issues of termination of employment, severance benefits, restrictive covenants, employment benefits, and the availability of attorney’s fees in the event of a breach. It is anticipated that Dykstra will in the future execute agreements or become a participant in various plans or programs which also contain terms inconsistent with this Employment Agreement. Those agreements and documents include, by way of illustration only and not by way of limitation, the following:
•	Management Incentive Plan

•	Various “long-term incentive programs” covered by the Viad Corp 2007 Omnibus Incentive Plan, or its successor plan

•	Various plans or agreements providing for stock options, restricted stock, etc.

•	Performance Unit Incentive Plan

•	Awards, Grants, or Agreements pertaining to Compensation, Stock Incentives, or other aspects of Dykstra’s compensation or benefits

•	Senior Executive Medical Plan

•	Supplemental Executive Retirement Plan

•	Code of Ethics

•	Always Honest Policy

•	Other Codes of Conduct

It is the intention of the parties that, to the extent the terms of any plan, award, grant, agreement, acknowledgment, policy, or other document executed or acknowledged by Dykstra, or made available to Dykstra by Viad, regardless of the date of such execution, acknowledgment, or grant of access, are inconsistent with the terms of this Employment Agreement, this Employment Agreement shall govern with respect to Sections 5 and 6(a). Viad has an interest in using form documents for its employees pertaining to such matters and maintaining uniformity in their provisions, and the parties agree that, for purposes of convenience only, instead of modifying each document to make it conform to the provisions of this Agreement, this provision shall be sufficient to effect that result with respect to Sections 5 and 6(a). The terms of this Employment Agreement, including this provision, may be modified only by a subsequently executed Employment Agreement which both (a) explicitly identifies this Agreement and the date of its execution, and (b)(i) identifies the particular provisions being modified or (ii) in the event this Agreement is to be superseded in its entirety, explicitly so provides. This provision does not, however, affect in any way Dykstra’s rights in the event of a “Change in Control” as defined in the Viad Corp Executive Severance Plan (Tier I) or rights (contractual or otherwise) available to Dykstra in the event of voluntary termination of employment (other than for Good Reason pursuant to Section 5(b)), or in the event of retirement, death or disability.

15.	Compliance with Section 409A.

This Agreement is intended to satisfy, or otherwise be exempt from, the requirements of Section 409A of the Internal Revenue Code (“Section 409A”). To the extent that any term of this Agreement fails to satisfy those requirements or fails to be exempt from Section 409A, such term shall be modified in a manner that brings the Agreement into compliance with Section 409A while preserving as closely as possible the original intent of the Agreement. Payments pursuant to section 5(a) and 5(b) of this Agreement are intended to qualify as short-term deferrals not subject to the six-month delay in payment for specified employees under Section 409A.

16.	Survival.

Provisions contained in this Agreement that by their sense and context are intended to survive completion of performance, termination or cancellation of this Agreement shall so survive.
IN WITNESS WHEREOF, the parties have executed this Agreement effective as of the date set forth above.

/s/ Paul B. Dykstra

Paul B. Dykstra

Viad Corp

By:	/s/ Jess Hay

Its:	Chair, Human Resources Committee